

May 3, 2012

<u>Via E-mail</u>
Andrew Richardson
Chief Financial Officer
Howard Hughes Corporation
13355 Noel Road
22nd Floor
Dallas, TX 75240

> **Re:** **Howard Hughes Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2012**
> **File No. 001-34856**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>General</u>

1. We note that you completed the transaction during the reporting year pursuant to which you acquired 100% of the legal and economic interests in the Woodlands development. In future Exchange Act periodic reports, please revise to discuss this transaction in greater detail and disclose to us how you memorialized this transfer.

2. In future Exchange Act periodic reports, for your material developments and to the extent practicable, please disclose the anticipated completion dates, costs incurred to date,

including leasing costs, and budgeted costs. For completed developments, to the extent material, please disclose development costs on a per square foot basis.

Item 2 - Properties, page 29

3.   We note that you disclose the "Mall and Other Rental NOI" for your retail properties which includes rental revenue and expenses according to GAAP. In future Exchange Act periodic reports, please expand your footnote to discuss the impact of concessions, such as free rent, and tenant expense reimbursements.

4.   In future Exchange Act periodic reports, please include the average effective annual rent for your office properties, including those that are other Operating Assets. Please also include the impact of concessions, such as free rent, and tenant expense reimbursements.

5.   For your office properties, please discuss in future Exchange Act periodic reports, whether you enter into triple net leases.

6.   In future Exchange Act periodic reports, for your retail and office properties, please provide a schedule of lease expirations for each of the ten years, starting with the current or next fiscal year, that includes the number of tenants or leases that will expire, the total area in square feet covered by such leases, annual rental represented by the expiring leases and the percentage of gross annual rental represented by such leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

General

7.   In future Exchange Act periodic reports, to the extent material, please expand your disclosure for your Operating Assets to discuss the relationship between rates on leases expiring in the current year and current market rents for this space. Also compare new rents on renewed leases to prior rent.

8.   In future Exchange Act periodic reports, please provide more detailed disclosure regarding your leasing results for prior periods for your new leases and renewal leases, including tenant improvement costs, leasing commissions and tenant concessions. Please disclose these costs on a per square foot basis.

Operating Assets Net Operating Income, page 39

9.   In future Exchange Act periodic reports, please expand your disclosure in this section or another applicable section to include a discussion of any Operating Assets that were excluded from the pool that were owned in all periods compared. Also clarify if development or acquired properties were added.

Year Ended December 31, 2011, 2010 and 2009

Operating Assets Segment, page 44

10.   In future Exchange Act periodic reports, to the extent material, please provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in stabilized properties to period to period changes in your revenue.

11.   We note your table on page 45. In future filings, please reconcile Operating Assets NOI to Net income (loss) attributable to common stockholders. Please refer to Item 10(e) of Regulation S-K.

12.   We note your table on page 45. In future filings, please reconcile Equity in earnings from Real Estate Affiliates per page 45 to Equity in earnings (loss) from Real Estate Affiliates on your Statement of Income. Please refer to Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 54

13.   For each fiscal year presented, please tell us and provide in future periodic reports the total amount of capitalized internal costs related to your real estate development for each of your segments. Further, please specifically quantify the amount of salaries capitalized.

Item 9A. Controls and Procedures, page 61

14.   We note your disclosure that in making your assessment of the changes in internal control over financial reporting, your management excluded the evaluation of the disclosure controls and procedures at The Woodlands. This disclosure appears to be confusing because it references both internal control over financial reporting and disclosure controls and procedures. Please tell us if you intended to reference both, or just internal control over financial reporting. To the extent you excluded The Woodlands from your disclosure controls and procedures evaluation, we do not believe this exclusion is appropriate and your filing should be revised. To the extent you did not exclude The Woodlands from your disclosure controls and procedures evaluation, please confirm for us.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue Recognition and Related Matters

Land and Condominium Sales Revenue, page F-13

15.   In future filings, please clarify what is meant by "various criteria provided by GAAP." Within your response, please provide us with your proposed disclosure.

Note 3 Acquisition, page F-21

16.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

Note 6 Real Estate Affiliates, page F-26

17.   You disclose you have an 83.55% economic ownership of Millennium Waterway Apartments, and that you account for this investment using the equity method. Please provide us with a detailed analysis and your basis in GAAP for using the equity method of accounting for this entity.

Note 9 Income Taxes, page F-32

18.   We note you have recorded $303.8 million plus $28 million in interest as a tax indemnity receivable from GGP. It appears that you have recorded a liability of $144.1 million for which you expect to receive reimbursement from GGP. In light of the amount of the liability, please tell us how you determined it was appropriate to record a receivable for $331.8 million. Within your response, please reference the authoritative accounting literature management relied upon.

Definitive Proxy Statement on Schedule 14A filed April 26, 2012

Executive Compensation Program and Policies

Annual Incentive Compensation, page 46

19.   In future Exchange Act periodic reports, please expand your discussion of annual incentive compensation awards to explain specifically why each named executive officer received discretionary bonus awards that he or she did. Each executive officer's compensation decisions should be discussed individually to explain the "established

performance measures and objectives" taken into account and how an evaluation of those factors led to the compensation decision that it did. Please also provide more information regarding how the compensation committee established the threshold and target levels of performance for each executive, detail the company performance goals attributable to these targets, and specifically explain how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney Advisor, at 202-551-3473 or Tom Kluck, Branch Chief, at 202-551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief